Capitalization Table	Apex Sport				
(Current)					
Investment Dilution	20.00%				
		Common Units			
		Common	Preffered	Total	Cumulative Ownership
Founders					
Marcus Davis		0	460,000.00	460,000.00	45.54%
Connor Morris		0	290,000.00	290,000.00	28.71%
Austin Fenstermaker		0	260,000.00	260,000.00	25.74%
				1,010,000.00	100.00%